Summary of updates made 22 July 2025:

- In Schedule A,
  - 1 Principal was added (Patrick Grob)

  - Principals below title updated to reflect current status:

Group CEO and President Executive Board of UBS AG	Sergio Ermotti	JULY 2024
Co-President GWM and President UBS Asia-Pacific	Iqbal Khan	SEPT 2024
Co-President of the Investment Bank	George Athanasopoulos	JULY 2024
Head NCL, President EMEA & UK Chief Exec	Beatriz Martin Jimenez	JULY 2024
Head of Global Markets	Jason Barron	JULY 2024
Head of Global Banking	Javier Oficialdegui	JULY 2024
Head of Investment Bank, AMER	Michael Ebert	JULY 2024
IB COO	Kristi Brown	JULY 2024
CRO IB & Global Head of Market Risk	Dan Persson	JULY 2024
Head C&ORC IB & NCL / UK	Richard Kennedy	JULY 2023
Head of Operational Risk and Integrity OO	Paul Ritchie	JULY 2023
Global COO Non-Core and Legacy	Julie Amiot	JULY 2024
Head GWM Americas Finance	Jeff Scott	JULY 2024
Head of Group Legal Transactions, Disclosure and Antitrust	David Kelly	JULY 2024

  - We also attached an updated UBS AG 7-R